Contact

www.linkedin.com/in/
brianmfriedman (LinkedIn)
takeawaysbook.com (Other)
brianmfriedman.com (Personal)
takeawayscourse.com (Other)

Top Skills

Entrepreneurship
Start-ups
Product Development

Honors-Awards

iF Design Award Winner
Bluetooth Breakthrough Award Finalist
IMEX Global Event Technology Startup of the Year
BizBash Top 3 Finalist: Best New Event Product
Wearable Tech Product of the Year

Patents

Systems, apparatus, and methods for programmatically associating nearby users

Brian Friedman

Co-Founder at Into The Multiverse & Founder at Rolling Thunder Ventures
Austin, Texas, United States

Summary

Here is my press bio:

Brian is the author of the #1 Amazon Bestseller, Takeaways: Secret Truths from Leading a Startup, which was inspired by his first startup, Loopd. Takeaways is a pocket companion full of top tools to make the right decisions quickly in business with actionable short stories. The entire lifecycle of a startup is uncovered, from growth and culture to operations and exit strategies. Brian is also the Co-Founder and Chief Product Officer of The Multiverse and Founder and President of Rolling Thunder.

Previously Brian was the Vice President of Digital Innovation and Executive Team Member at Aventri, the global leader in cloud-based events management software. At Aventri he led the company’s global digital strategic objectives by identifying and articulating product and growth marketing visions that transform and disrupt the event market. This included driving user experience design and research, setting product and marketing vision, guiding technical and design teams, and implementing growth marketing programs.

Before Aventri, Brian was the CEO of Loopd, the emerging leader in offline analytics that uses socially-smart wearables and actionable metrics to help marketers understand, target and interact with visitors in a fashion that has never been done before. Loopd brought a unique twist to real analytics by making two-way engagement possible. Aventri acquired Loopd in December 2016.

At Loopd, Brian focused on customer development, product management, business development, graphic design, product design, marketing, and operations. His company was voted as the IMEX Global Event Technology Startup of the Year, selected as San Francisco's #1 Enterprise and Smart Data startup by SXSW Accelerator, and chosen as one of the top Internet of Things startups

by Cebit CODE_n. His product the LOOPD Badge was presented the Wearable Technology Product of the Year award by TMC, the iF Design Award, the Bluetooth Breakthrough Award, and the Good Design Award.

Brian has a BS, Materials Science and Engineering from Lehigh University. He successfully led Loopd to a successful acquisition, secured over 2.5 million dollars in venture capital and grew his team to over 10 full time employees with international offices in San Francisco and Taiwan. His ideas about offline analytics and business have been quoted in TechCrunch, Yahoo, Forbes, PSFK, and more. He is recognized as a thought leader in the Internet of Things space and started the largest Wearable Technology Startup meetup.

Experience

Into The Multiverse
Chief Product Officer and Co-Founder
June 2020 - Present (3 years 1 month)
Los Angeles, California, United States

Into The Multiverse is an education-first ecosystem for all things fungi with the mission to make functional mushrooms sexy and encourage collaboration amongst the psychedelics industry. Into The Multiverse has created Multiverse, the world's first functional mushroom marketplace, and SuperMush, the world's quickest and grooviest health supplement. Into The Multiverse has raised $2.5 million from leading venture firms including Humans, Dispact Ventures and Vibrant Ventures.

Rolling Thunder Ventures
President and Founder
December 2019 - Present (3 years 7 months)

Rolling Thunder Ventures is a startup studio and fund redefining human potential. At Rolling Thunder Ventures we partner with dreamers who are passionate about design to launch modern products and build sustainable brands. Our team loves spending time backing and creating startups in CPG, SaaS, Travel and beyond. A few of our investments include Reel, Sound, Whiskers, PYM and Bask. Rolling Thunder Ventures' in-house startups include WKND, retreats-as-a-service platform, and Ethos, brand management platform.

Whiskers
Strategic Materials Science Advisor
August 2021 - Present (1 year 11 months)

Whiskers is a premium shoelace company leading a playful, stylish micro-rebellion with plans in motion to “own the feet” of consumers tomorrow. Whiskers created the premium shoelace category untapping the potential for consumers to make their own creative style statement. Whiskers shoelaces are made in North Carolina from recycled plastic polyester and sustainably harvested birch.

PYM
Strategic Sustainability Advisor
June 2021 - Present (2 years 1 month)

PYM supports feelings of stress, anxiety, and overwhelm with their all-natural, safe, and super effective Mood Chews. PYM Mood Chews are made with adaptogens and amino acid compounds that are scientifically proven to target the body’s cortisol levels and manage stress and anxiety. PYM has raised $1.5 million from leading venture firms including Canaan Partners and Rosecliff Ventures.

CoSell
Strategic Growth Advisor
December 2020 - Present (2 years 7 months)

CoSell is a secure partnership collaboration network that reveals strategic partners with account overlaps for revenue growth. CoSell helps Sales Professionals manage all of their partner relationships and communication securely from one powerful, sleek and unified platform. CoSell has raised $2 million from leading venture firms including Pivot North and SaaStr.

Takeaways: Secret Truths from Leading a Startup (Book)
Book Author
July 2019 - Present (4 years)

#1 Amazon Bestseller. Available on Amazon and Audible. Inspired by my first startup, Loopd, this pocket companion reveals my top tools to make the right decisions quickly in business with actionable short stories. The entire lifecycle of a startup is uncovered, from growth and culture to operations and exit strategies.

Stova, formerly Aventri
3 years 1 month

Vice President of Digital Innovation (Executive Team Member)
October 2017 - December 2019 (2 years 3 months)
Greater New York City Area

Aventri is the leader in cloud-based events management software with over 1400 enterprise customers in 50 countries including Dell, MasterCard, Coca-Cola, Volkswagen Audi Group, Amway and DHL.

I was a key member of the executive team. I increased mobile bookings by over 230% and added new growth channels generating over $4MM in bookings. I created new product messaging with a 200+ page Brand Operating System (BOS) and played a key role in the rebrand to Aventri. I defined, established and launched a growth marketing process inspired by Sean Ellis, which helped increase the Aventri website conversion rate by over 600%. I identified and analyzed companies with unique technology that resulted in the successful acquisition of ITN. I built and launched the go-to-market for the BadgeNow plug-n-print solution. I designed and developed a proprietary recommendation engine for smart event interaction intelligence. I contributed 15+ blog posts, 12+ webinars and 8+ tradeshow speaker sessions.

Director of Product
December 2016 - October 2017 (11 months)
Greater New York City Area

Aventri is the leader in cloud-based events management software with over 1400 enterprise customers in 50 countries including Dell, MasterCard, Coca-Cola, Volkswagen Audi Group, Amway and DHL.

I built and launched the go-to-market for the Loopd 2.0 platform from scratch by acting as product owner for teams in United States, Taiwan, India and Belgium. I sourced and managed a scalable manufacturing process for Smart Tag hardware. I integrated the design and tech stacks for the Mobile App, Event Analytics and Smart Tags into a single platform. I redesigned the key Mobile App functionality and led the product development for the Apple required transition from Single Event Apps to a Global Container App. I designed and architected the Experience Cloud Platform for Event Analytics. I advised the creative direction for new Aventri Platform UI/UX that was 5+ years outdated.

Loopd Inc.
CEO and Co-Founder (Acquired by Aventri)
August 2013 - December 2016 (3 years 5 months)

San Francisco, CA

Aventri acquired Loopd after we had raised $2.5 million from leading investors including Marc Benioff (CEO of Salesforce) and Tim Draper (leading Silicon Valley venture capitalist). Our customers included corporate giants like Intel and Cisco and successful startups like Twilio, MongoDB, and Box.

Loopd was the leading platform for relational analytics that measured proximity-based human interactions and engagement. Corporate executives were able to leverage real-time metrics to drive their product, partner, and customer strategies.

Loopd was designed to inspire people, companies and communities to embrace their own social capital journey and foster connections with other like-minded people along the way. Loopd made events more natural, more insightful, and more meaningful for everyone.

YEC
Member
March 2015 - November 2016 (1 year 9 months)

The YEC, an invite-only nonprofit membership organization, promotes entrepreneurship as a means to overcome youth unemployment and underemployment. The mission is to spark an entrepreneurial revolution in America—and help rebuild the economy in the process.

Meetup
Founder (Wearable Technology Startup Organizer)
December 2013 - November 2016 (3 years)
San Mateo, CA

This group of 1,300+ members is a place for anyone who runs their own wearable technology startup, has an innovative idea, is fascinated with its potential, or just wants to observe the future. We want to bring together the brightest and most curious minds in the Bay Area to bring new ideas to life and push the limits.

DreamIt Ventures
Mentor
July 2015 - November 2015 (5 months)

DreamIt Ventures, founded in 2007, is a venture capital and seed accelerator firm focusing on Seed Venture, Early Stage Venture and Late Stage Venture Investing. Via its accelerator programs, DreamIt Ventures has launched

157 companies with a current enterprise value of $524 million and business incubator startups have raised over $171 million in follow-on funding.

Interop Conference and Expo
Speaker
April 2015 - April 2015 (1 month)

I was invited as a industry expert to teach a workshop on Cloud Computing and the Internet of Things. Cloud computing solves the problem of infrastructure -- computing resources are now cheap, scalable, and easy to access. However, it's still challenging to design and operate applications for cloud environments. The Cloud Applications workshop delivered knowledge and insight about how IT organizations can prepare for the new world of IoT applications.

SXSW
Speaker
March 2014 - March 2014 (1 month)
Austin, TX

I was a featured speaker on a panel called "The Future of Wearables & Content". The panel explored the future with wearable technology, putting focus on smart glasses and the impact this could have on content creation and content consumption.

Education

Lehigh University
BS, Materials Science and Engineering, Entrepreneurship Minor · (2010 - 2019)

General Assembly
Product Management · (2015 - 2015)

Draper University
Hero, Entrepreneurship/Entrepreneurial Studies · (2013 - 2013)

Holderness School
· (2006 - 2010)